UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 28, 2017 (March 22, 2017)

CLAYTON WILLIAMS ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-10924	75-2396863
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

6 Desta Drive, Suite 6500 Midland, TX	79705-5510
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (432) 682-6324

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                Other Events.

As previously announced, on January 13, 2017, Clayton Williams Energy, Inc. (“Clayton Williams Energy”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Noble Energy, Inc. (“Noble Energy”), Wild West Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Noble Energy (“Merger Sub”), and NBL Permian LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Noble Energy (“Merger Sub II”), pursuant to which Noble Energy will acquire Clayton Williams Energy in exchange for a combination of shares of common stock, par value $0.01, per share of Noble Energy and cash. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Clayton Williams Energy (the “Merger”), with Clayton Williams Energy continuing as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Noble Energy, and, thereafter, Clayton Williams Energy will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company and an indirect wholly owned subsidiary of Noble Energy.

In connection with the Merger, on March 23, 2017, Clayton Williams Energy filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “Proxy Statement”), which was first mailed to the stockholders of Clayton Williams Energy on or about March 27, 2017.

On March 22, 2017, a putative class action lawsuit relating to the Merger, captioned Alan Sobel, Individually And On Behalf Of All Others Similarly Situated v. Clayton Williams Energy, Inc., Clayton W. Williams, Jr., Mel G. Riggs, Davis L. Ford, Ph.D., P. Scott Martin, Ronald D. Scott, Jordan R. Smith, and Nathan W. Walton (the “First Complaint”) was filed in the United States District Court for the District of Delaware. The First Complaint names Clayton Williams Energy and each of its directors as defendants. The First Complaint alleges that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder, by causing a materially incomplete and misleading Form S-4 Registration Statement (the “Registration Statement”) to be filed by Noble Energy with the SEC on March 21, 2017. The First Complaint seeks various forms of relief, including to preliminarily and permanently enjoin (i) the shareholder vote on the Merger pursuant to the Proxy Statement and (ii) the consummation of the Merger, unless Clayton Williams Energy discloses certain information alleged to be material and to have been omitted from the Registration Statement and an award of plaintiff’s fees and expenses in connection with this litigation. Each of the defendants believes the claims asserted in the First Complaint are without merit and intends to vigorously defend against this lawsuit. However, at this time, it is not possible to predict the outcome of the proceeding or its impact on Clayton Williams Energy or the Merger.

On March 23, 2017, a putative class action lawsuit relating to the Merger, captioned Nadav Poms, On Behalf of Himself and All Others Similarly Situated v. Clayton Williams Energy, Inc., Clayton W. Williams, Jr., Jordan R. Smith, Davis L. Ford, Mel G. Riggs, P. Scott Martin, Nathan W. Walton and Ronald D. Scott (the “Second Complaint”) was filed in the United States District Court for the District of Delaware. The Second Complaint names Clayton Williams Energy and each of its directors as defendants. The Second Complaint alleges that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and 14a-9 promulgated thereunder, by causing the Registration Statement to be filed with the SEC, which is alleged to be incomplete and materially misleading. The Second Complaint also alleges that the consideration offered in connection with the Merger does not adequately value the prospects or inherent value of Clayton Williams Energy. The Second Complaint seeks various forms of relief, including enjoining the defendants from taking any steps to consummate the Merger unless the material information requested in the Second Complaint is disclosed prior to a vote approving the Merger or, in the event the Merger is consummated, recovering damages. Each of the defendants believes the claims asserted in the Second Complaint are without merit and intends to vigorously defend against this lawsuit. However, at this time, it is not possible to predict the outcome of the proceeding or its impact on Clayton Williams Energy or the Merger.

Additional Information And Where To Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger. In connection with the proposed Merger, Clayton Williams Energy has filed the Proxy Statement with the SEC on Schedule 14A on March 23, 2017 and may file other relevant documents concerning the proposed Merger. The Proxy Statement was mailed to stockholders of Clayton Williams Energy on or about March 74, 2017. CLAYTON WILLIAMS ENERGY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY

AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE MERGER THAT CLAYTON WILLIAMS ENERGY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLAYTON WILLIAMS ENERGY AND THE PROPOSED MERGER. Clayton Williams Energy stockholders will be able to obtain, without charge, a copy of the Proxy Statement and other relevant materials in connection with the proposed Merger (when they become available), and any other documents filed by Clayton Williams Energy with the SEC from the SEC’s website at sec.gov and on Clayton Williams Energy’s website at www.claytonwilliams.com. Clayton Williams Energy stockholders will also be able to obtain, without charge, a copy of the Proxy Statement and other relevant documents  (when available) by directing a request by mail or telephone to Morrow Sodali LLC, Clayton Williams Energy’s proxy solicitor, at the following address: 470 West Avenue, Stamford, Connecticut 06902 or telephone number: stockholders please call toll-free at (877) 787-9239 (banks and brokers please call collect at (203) 658-9400).

Participants In The Merger Solicitation

Noble Energy, Clayton Williams Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams Energy stockholders in favor of the Merger and related matters.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams Energy stockholders in connection with the proposed Merger are set forth in the Proxy Statement and Registration Statement filed with the SEC. Additional information about Noble Energy’s executive officers and directors and Clayton Williams Energy’s executive officers and directors can be found in the above-referenced Proxy Statement.  You can obtain free copies of these documents from Noble Energy and Clayton Williams Energy using the contact information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLAYTON WILLIAMS ENERGY, INC.
Date: March 28, 2017

	By:	/s/ Mel G. Riggs
Mel G. Riggs
President